Offering Statement

May 10, 2018

SolarSi Costa Rica LLC

No person has been authorized to give any information or to make any representations in connection with the offer made by this investment memorandum, nor has any person been authorized to give any information or make any representations other than those contained in this investment memorandum, and if given or made, such information or representations must not be relied upon. This investment memorandum does not constitute an offer to sell or solicitation of an offer to buy in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this offering statement nor any sale made hereunder shall, under any circumstances, create an implication that there as has been no change in the affairs of our company since the date hereof.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

TABLE OF CONTENTS

SolarSi Costa Rica LLC
Up to $200,000.00 in ten year interest bearing Notes
$1,000.00 per Note

SUMMARY

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this investment memorandum. See "Risk Factors" for information to be considered by prospective investors.

SolarSi Costa Rica LLC (the "Company"), an Delaware limited liability company, is realizing small scale photovoltaic solar projects on a PPA (Power Purchase Agreement) basis, with companies in Costa Rica. The Company will use the proceeds from this offering to make realize more such projects.

We are offering a minimum of $100,000.00 and total of $200,000.00 worth of ten-year interest bearing notes (the "Notes"). The Notes will be paid quarterly from the date of issue to 10 years after, with an interest of 7% per year.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

For purposes of this section, the terms "we," "us," and "our" refer to SolarSi Costa Rica LLC (the "Company"), and the term "you" refers to Purchaser. You are urged to consider carefully, with your advisers, all of the risks described below before deciding whether to purchase the Note. Each of the risks identified below could have a material adverse effect on your investment in the Note and may result in the loss of your entire investment.

Nothing contained in these Risk Factors is or may be relied on as a promise or representation as to any future performance or event. These Risk Factors speak only as of the date of this Agreement, and we have no duty to update these Risk Factors. These Risk Factors do not purport to contain all information that might be required to evaluate your decision to purchase the Note, and you must conduct your own independent analysis.

These Risk Factors contain forward-looking statements that are based on our expectations, assumptions, estimates, and projections about our business and its future. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those described in these Risk Factors. In addition to the risks specifically identified in these Risk Factors, we may face additional risks and uncertainties not presently known to us or that we currently deem immaterial, which risks or uncertainties may ultimately have a material adverse effect on your investment.

No person has been authorized to give any information or to make any representation other than those contained in this memorandum. You should not rely on any information or representations other than those contained in this Offering Statement.

Company Risks

     1.   Our ability to repay the Note is dependent on the payment of our Costa Rican subsidiary's (SPV SolarS SRL) customers. We will be able to repay the Note in full only more than 50% of our customers pay their bills to us.

     2.   We have no financial statements. We currently have no actual financial statements. Consequently, your ability to assess our financial condition, our results of operations, and our cash flow is severely limited. We encourage you to consult with your legal and financial advisors to determine whether you have sufficient financial information to evaluate the merits and risks of purchasing the Note. However, our Costa Rican subsidiary (SPV SolarSi SRL) does have financial statements. They are annexed.

     3.   Any financial projections that may have been disclosed to you (in writing, orally, or otherwise) were for illustrative purposes only. Any financial projections that may have been disclosed to you, were based on a variety of estimates and assumptions which may not be realized, and are inherently subject to significant business, economic, legal, regulatory, and competitive uncertainties, most of which are beyond our control. There can be no assurance that any projections that may have been disclosed to you will be realized, and actual results may different materially from such projections.

     4.   Our success depends on the skills and expertise of Barend J Goossens and Linda D Ravenswaay ("Executive Team"). Our success substantially depends on the skills, talents, abilities, and continued services of the Executive Team. There is no guarantee that Executive Team will manage our business successfully. We do not carry life or disability insurance on the Executive Team. The loss of the services of the Executive Team, for any reason, may have a material adverse effect on your investment.

5.   You will not have any right to control management. You will be a creditor of the Company without any right to control the management of the Company. Barend J Goossens in his capacities as our manager will have complete control over all of the decisions related to our business. Barend J Goossens could cause the Company to take actions over your objections. Additionally, Barend J Goossens will not be obligated to cause the Company to pursue any alternative course of action that may be suggested or advocated by you.

6.   There will be significant restrictions on your ability to assign the Note. The Note is nonnegotiable, and you may not assign the Note to any person. Additionally, federal and state securities laws may place additional restrictions on your ability to transfer your units. Because of these restrictions, you may be unable to liquidate your investment in the event of an emergency or for any other reason. As a result, you should purchase the Note only if you are prepared to hold the Note for an indefinite period of time, or at least until the maturity date of the Note.

7.   This offering has not been reviewed or approved by the government. No government agency or authority has reviewed or approved this Agreement or any of the documents provided to you relating to this memorandum, including these Risk Factors. Further, no government agency or authority will review or approve any of the documents provided to you if the Note is converted into units of the Company. You are expected to conduct your own review and analysis before deciding whether to purchase the Note.

8.   An investment in the Note has tax consequences. The tax consequences of purchasing the Notes are may vary depending on your particular tax situation. We strongly encourage you to consult with your legal and tax advisors to determine the tax implications of purchasing the Note.

OFFERING

SolarSi Costa Rica LLC ("Issuer"), is offering up to $200,000.00 in ten-year interest bearing Notes (the "Notes") in increments of $1,000.00, the proceeds of which will be used to realize solar photovoltaic projects on PPA basis in Costa Rica. The Notes bear simple interest at a rate of seven percent per annum, which will be paid together with the invested sum quarterly during 10 years according to the French system (where the sum of repayment and interest is constant). The Notes are general obligations of the Issuer.

The offering deadline is May 10, 2019 ("Offering Deadline"); if the target offering amount of $100,000.00 (the "Target Amount") is not achieved by the Offering Deadline (and the Issuer does not extend the Offering Deadline), purchase commitments will be canceled and retuned. The Issuer will accept purchases in excess of the Target Amount and sell Notes up to an aggregate Offering amount of $200,000.00.

USE OF PROCEEDS

Our subsidiary SPV SolarSi SRL, a Costa Rican-registered limited liability company, has $211,000.00 invested in Solar photovoltaic projects with Power Purchase Agreements (PPA).

SPV SolarSi will use the proceeds to make more of such investments. SPV SolarSi SRL is managed by Barend J Goossens and he will find customers and contract the Engineering Procurement and Construction of the Solar Photovoltaic installations at the customer's premise.

ABOUT THE ISSUER

The Issuer is a limited liability company organized under the laws of the State of Delaware, and was formed for the sole purpose of obtaining funds for SPV Solar Si SRL.

The Issuer is:

- Organized under the laws of the State of Delaware.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

The Company has no directors. The Issuer's sole member is Barend J Goossens. The Issuer's Manager is Barend J Goossens (see "About the Founder" below).

ABOUT THE PROJECT

We are requesting a loan to expand our existing portfolio of current Solar Energy projects in Costa Rica. The existing projects have been operational for more than 2 years and have been financed entirely from equity.

We offer our customers, small and medium-sized companies, a solar installation based on an energy purchase contract. We do 100% of the investment, the installation is ours, and the customer buys the energy for an agreed price per kWh. (At the end of the contract we hand over the installation to the customer.) This is a saving for the customer of 10-40% on his electricity bill.

We work without subsidies, the electricity prices and sun in Costa Rica are such that it is profitable without help. Costa Rica is not Puerto Rico, nor is it an island, but the country of 5 million inhabitants with penalty kicks lost to the Netherlands in the 2014 quarterfinal football. It is one of the most developed countries in Latin America, safe, with a good legal system, a well-functioning democracy and little corruption.

Our current portfolio of current projects is sufficient to repay the loan. We have a pipeline of potential customers where we have a binding proposal. The idea is that at the moment the customer signs, we can immediately start with the already collected Suncrowd loan.

We use proven technology and very big brands, such as Canadian Solar panels and Kaco inverters. The contract with the customer has been checked several times by different lawyers, from other investors. The law in Costa Rica supports what we do.

For investors of $20,000 or more, we organize a tour of the projects and other tourist destinations, with 5 nights in double room included (we have many hotels among our clientele!).

For more information on us, please see our website at www.ra-newables.com

ABOUT THE FOUNDER

Barend Goossens
Function: general manager.
Barend has been working in solar energy since 2005. Until 2010 with Ra Solar in Spain, where he was co-responsible for the realization of 10 large projects total 15MW for sale to the net. In 2011 moved to Costa Rica, where he founded Ra Newables SRL and realizes small Solar projects based on PPA contracts. First with own money, then for an international investment fund. So far 20 Solar projects and 10 energy efficiency projects realized in Costa Rica.

Linda Goossens - DGA
Function: commercial director
Linda founded the company Ra Solar in 2005, where she led the realization of 10 large projects totaling 15MW for sale to the grid. In 2011 she moved to Costa Rica, where she is commercial director and co-owner at Ra Newables SRL, and realizes small Solar projects on the basis of PPA contracts. First with own money, then for an international investment fund. So far 20 Solar projects and 10 energy efficiency projects realized in Costa Rica.

ABOUT THE MARKET

In Costa Rica the electricity prices are very high, around 0.25 US$ per kWh. There is also a lot of sun, about 2000 kWh / m2 / year. This means that solar energy is profitable for private use without subsidies. SPV SolarSi offers a unique product to the customer that competes with bank loans. Our offer is a PPA, power purchase agreement, a contract that is often used in large-scale renewables projects. The customer only pays the received energy, and does not have to worry about anything. We are the experts, and we do daily monitoring, preventive maintenance and corrective maintenance. (The customer only needs to clean the panels twice a year.) If for some reason the system produces less than expected, then this is not a big problem for the customer, he simply buys more at the electricity company (albeit more expensive). We, the experts, ensure an optimal solution in the long term, and the customer simply has cheaper energy. And beautiful solar panels.

We offer contracts of 10, 15 and 25 years. The contract has an arbitration clause and is accompanied by a so-called "pagaré", a document that can be collected quickly.

Financial information

1 Simple P&L statement current projects

SPV with 4 projects worth 211.000 US$				Project name	Investment	
Investment	$	211.000		Mariposario	$	30.000
Sales	$	33.348	15,8%	Aroma del Campo	$	25.000
Opex	$	9.070	27,2%	La Isla Parrita	$	120.000
EBITDA	$	28.890		Bahia Azul	$	36.000
Taxes	$	2.000			$	211.000
Loan SPC	$	-				
Net Cash	$	32.000				
Projects include 15 and 25 years contracts						
EPC price 2$/Wp						

2 Assumptions new projects

Debt Note				New projects invested with first loan				Opex		3 projects totalling $ 190,000
amount	$	200.000		Investment	$ 190.000			Insurance	$	1.520
term		10		Sales	$ 39.900	21%		Mgt fee	$	3.800
interest		7%		Opex	€ 9.070			Fin Adm	$	1.500
Costs	€	10.000		Assuming 10 year contracts				Maintenanc	$	2.250
pmt		$28.475,50		EPC prices 1,3 - 1,7 $/Wp, much lower than 3 years ago					$	9.070
quarterly		$6.994,42								

	current		Loan1 pre		Loan1 post	
Investment	$	211.000	$	211.000	$ 401.000	
Cash	$	-	$	190.000	$	-
Sales	$	33.348	$	33.348	$	73.248
Opex	$	9.070	$	9.070	$	18.140
EBITDA	$	28.890	$	28.890	$	55.108
Taxes	$	2.000	$	-	$	2.000
Interest earned			$	7.600		
Loan SPC	$	-	$	28.476	$	28.476
Net Cash	$	26.890	$	8.015	$	24.632
Debt Service Coverage Rate				128%		187%

Cash flow statement new projects											
		1	2	3	4	5	6	7	8	9	10
Investment		$ 190.000	$ 190.000	$ 190.000	$ 190.000	$ 190.000	$ 190.000	$ 190.000	$ 190.000	$ 190.000	$ 190.000
Sales		$ 39.900	$ 41.097	$ 42.330	$ 43.600	$ 44.908	$ 46.255	$ 47.643	$ 49.072	$ 50.544	$ 52.060
Opex		$ 9.070	$ 9.070	$ 9.070	$ 9.070	$ 9.070	$ 9.070	$ 9.070	$ 9.070	$ 9.070	$ 9.070
EBITDA		$ 30.830	$ 32.027	$ 33.260	$ 34.530	$ 35.838	$ 37.185	$ 38.573	$ 40.002	$ 41.474	$ 42.990
Taxes	3%	$ 1.197	$ 4.110	$ 4.233	$ 4.360	$ 4.491	$ 4.626	$ 4.764	$ 4.907	$ 5.054	$ 5.206
Loan SPC		$ 28.476	$ 28.476	$ 28.476	$ 28.476	$ 28.476	$ 28.476	$ 28.476	$ 28.476	$ 28.476	$ 28.476
Net Cash		$ 1.157	$ (558)	$ 551	$ 1.694	$ 2.872	$ 4.084	$ 5.333	$ 6.619	$ 7.944	$ 9.309
Cash flow statement old and new projects together											
		1	2	3	4	5	6	7	8	9	10
Investment		$ 401.000	$ 401.000	$ 401.000	$ 401.000	$ 401.000	$ 401.000	$ 401.000	$ 401.000	$ 401.000	$ 401.000
Sales		$ 73.248	$ 75.446	$ 77.709	$ 80.040	$ 82.441	$ 84.915	$ 87.462	$ 90.086	$ 92.788	$ 95.572
Opex		$ 18.140	$ 18.140	$ 18.140	$ 18.140	$ 18.140	$ 18.140	$ 18.140	$ 18.140	$ 18.140	$ 18.140
EBITDA		$ 55.108	$ 57.305	$ 59.568	$ 61.900	$ 64.301	$ 66.774	$ 69.322	$ 71.946	$ 74.648	$ 77.432
Taxes	3%	$ 2.197	$ 2.263	$ 2.331	$ 2.401	$ 2.473	$ 2.547	$ 2.624	$ 2.703	$ 2.784	$ 2.867
Loan SPC		$ 28.476	$ 28.476	$ 28.476	$ 28.476	$ 28.476	$ 28.476	$ 28.476	$ 28.476	$ 28.476	$ 28.476
Net Cash		$ 24.435	$ 26.566	$ 28.762	$ 31.023	$ 33.352	$ 35.751	$ 38.222	$ 40.767	$ 43.389	$ 46.089
Debt Service Coverage Rate		186%	193%	201%	209%	217%	226%	234%	243%	252%	262%
		12%									

Current new project pipeline

Print factory	$ 104.000	LoI signed
Hotel Belén	$ 40.000	LoI Signed
Restaurant Perez	$ 57.200	LoI Signed
Meat processing plant	$ 162.000	About to sign LoI
Hotel Nosara	$ 57.200	Presented
Jacó hotel	$ 100.000	Presented
Hotel aeropuerto	$ 90.000	Presented

REQUIRED DISCLOSURES

In accordance with Rule 201 of Regulation Crowdfunding, the Issuer makes the following disclosures:

(a) Name, Legal Status, Physical Address and Website of the Issuer. The name of the issuer is SolarSi Costa Rica LLC. The Issuer is a limited liability company organized under the laws of the state of Delaware. Its address is 5418 NW 79th Ave, Miami, FL 33195. The website address is www.ra-newables.com.

(b) Directors and Officers of the Issuer. Barend J Goossens is the Manager of the Issuer. The Issuer has no directors or officers. Please see "About the Sponsor" for more information.

(c) Beneficial Owners of the Issuer. Barend J Goossens, the Sponsor, owns 100% of the Issuer.

(d) Business of the Issuer. Please see "About the Project" in this Offering Statement.

(e) Current Employees of the Issuer. The Issuer has no employees.

(f) Risk Factors. Please see "Risk Factors" in this Offering Statement.

(g) Target Offering Amount and Deadline. The Target Offering Amount is $ 100,00.00 and the Offering Deadline is May 10, 2019

(h)   Acceptance of Investments in Excess of the Target Offering. The Issuer will accept investments in excess of the Target Offering. Please see "Terms of the Offering" in this Offering Statement for more information.

(i)   Use of Proceeds from the Offering. Please see "Use of Proceeds" in this Offering Statement.

(j)   Description of Process to Complete the Transaction. Purchase and sale of the securities offered by the Issuer will be consummated on GridShare.com, which is operated by GridShare LLC, our intermediary. To purchase securities, you must (i) be a registered user, (ii) have completed the educational requirements, (iii) acknowledge certain disclosures, execute the Purchase Agreements (as defined in the "Term of the Offering" section of this Offering Statement) and (iv) transmit funds to a qualified third party acting as the escrow agent in the transaction. Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials. If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. Please see "Terms of the Offering" and "Legal Matters" in this Offering Statement for additional information.

(k)   Statement Regarding Investment Commitment in the Event of a Material Change in the Offering. In the event of a material change in the terms of this offering, investors in the offering will be notified of the change and may either (i) withdraw the funds from the escrow account or (ii) continue to invest in the Offering subject to the new terms, if any.

(l)   Price of the Securities and Manner in determining the Price of the Securities. The amount of the Notes sold in this offering was determined based on the capital needs of the Issuer necessary to achieve the business plan.

(m)   Ownership and Capital Structure of the Issuer. Barend J Goossens, the Sponsor, owns 100% of the Issuer. For more information, please see "About the Sponsor."

(n)   Name and SEC File Number of the Intermediary. The Intermediary in the transaction is GridShare LLC. GridShare's SEC File Number is 007-0018.

(o)   Description of the Intermediary's Interest in the Issuer. GridShare LLC will receive a fee equal to 5% of the proceeds raised in this Offering. GridShare will not have an interest in the Issuer.

(p)   Material Terms of Indebtedness of the Issuer. None.

(q)   Description of Prior Exempt Offerings. None.

(r)   Prior Transactions Exceeding 5% of Amount Raised in Reliance of Section 4(a)(6) of the Securities Act of 1933. None.

(s)   Discussion of Issuer's Financial Condition. The issuer is a startup and has not raised any capital. The Sponsor has paid all costs related to the Issuer.

(t)   Issuer Financials. Please see the Financials and associated accountant letter on GridShare.com.

(u)   Prior Matters that Would trigger Disqualification under Rule 503(a). None.

(v)   Updates on Offering Progress. Updates on the offering will be posted on GridShare.com

(w)   Location of Annual Report. Our annual report will be posted on the home page of www.can-trade-secret.com, and will be available on January 31 of each year.

(x)   Prior Non-compliance with Rule 202. None.

(y)   Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. Please read this Offering Statement and other materials on GridShare.com carefully

TERMS OF THE OFFERING

SUMMARY OF PRINCIPAL TERMS FOR CONVERTIBLE PROMISSORY NOTES

THIS SUMMARY OF PRINCIPAL TERMS ("TERM SHEET") SUMMARIZES THE PRINCIPAL TERMS OF A PROPOSED ISSUANCE OF CONVERTIBLE PROMISSORY NOTES AND DOES NOT CONSTITUTE ANY BINDING OBLIGATION OF THE PARTIES. THE TERMS OF ANY PURCHASE AND SALE OF CONVERTIBLE PROMISSORY NOTES ARE SUBJECT TO THE TERMS OF DEFINITIVE DOCUMENTS EXECUTED BY THE PARTIES. THIS TERM SHEET DOES NOT CONSTITUTE EITHER AN OFFER TO SELL OR AN OFFER TO PURCHASE SECURITIES.

Issuer	SolarSi Costa Rica, LLC., a Delaware limited liability company (the "Company")
Securities to be Issued	Ten years interest bearing notes (each, a "Note")
Target Offering Amount	$ 100,000.00 offering
Minimum Investment Amount	$ 100,000.00 minimum investment
Use of Proceeds	Realize investments in Solar Photovoltaic projects in Costa Rica.
Interest	7% per annum. Interest shall be paid quarterly, until maturity of the Note.
Maturity Date	Ten years from Issue date
Change of Control	The Company will give the Investor not less than fifteen (15) days' advance written notice of any Change of Control
Prepayment	The Note may not be prepaid without the prior written consent of holders holding a majority of the principal of all Notes outstanding.
Information Rights	The Company will provide the Investors reports as required under Regulation Crowdfunding
Expenses	The Company and the Holders will each bear their own legal and other expenses with respect to the transactions contemplated by this Term Sheet
Other	The Notes are being offered under Section 4(a)(6) of the Securities Act of 1933 (the "Act") and Regulation Crowdfunding, and are thus exempt from registration under the Act This Term Sheet is intended as an outline of certain of the material terms of the Notes and does not purport to summarize all of the conditions, covenants, representations, warranties and other provisions that will be

	contained in a Note Purchase Agreement, the Note and the other definitive documents. Prospective note purchaser should review the Offering Statement and the Risk Factors

LEGAL MATTERS

The Notes have not been, nor will they be, registered under the Securities Act of 1933 or any state securities laws. This Nonnegotiable Note may not be sold, assigned, or otherwise negotiated to any person unless pursuant to an effective registration statement filed under the Securities Act of 1933 and applicable state securities laws, or unless the Company receives an opinion of counsel, in form and from counsel acceptable to the Company, that the sale, assignment, or other negotiation is exempt from the registration requirements of the Securities Act of 1933 and applicable state securities laws.

These securities are being offered pursuant to an exemption from registration under Section 4(a)(6) of the Securities Act of 1933 and Regulation Crowdfunding. Each purchaser of any Note acknowledges and represents that it is a qualified investor for securities offered pursuant to these exemptions, and that upon payment of the purchase price, the Note Purchase Agreement constitutes a legal and binding obligation of such purchaser.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse

ADDITIONAL INFORMATION

For additional information regarding the Offering or the terms thereof, please contact the Issuer via its listing on GridShare.com

FINANCIAL INFORMATION

(Attached)

I certify that the attached financial statements are true and correct as of the date set forth thereon.

BART Goossens

Barend J. Goossens

Solar Si Costa Rica LLC

Financial Statements

For the period ending on February 28, 2018

Contains the following documents in US dollars:

- Statement 1: Statement of Financial Position (Opening Balance)
- Statement 2: Cash Flow Statement
- Statement 3: Statement of Changes in Net Equity

Made by Costa Rica Contable



<u>statement # 1</u>

statement of financial position
opening balance

Solar Si Costa Rica LLC
Statement of Financial Position - Monthly Summary
For the period ending on February 28, 2018
In US Dollars

	Feb 28, 18
ASSETS	
Current Assets	
Cash & Cash Equivalents	
Accounts Receivable	
Inventories	
Deferred Expense	
Notes Receivable	
Total Current Assets	
Property, Plant & Equipment	
FF & E	
Tools-Equipment	
Vehicles	
Physical Space	
Total Property, Plant & Equipment	
Other Assets	
Notes Receivable - Long Term	
Security Deposits	
Works in Progress	
Permanent Investments	233,879
Total Other Assets	233,879
TOTAL ASSETS	233,879

Solar Si Costa Rica LLC
Statement of Financial Position - Monthly Summary
For the period ending on February 28, 2018
In US Dollars

	Feb 28, 18
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Deferred Income	
Accrued Expenses	
Notes Payable - Short Term	
Security Deposits Received	
Total Current Liabilities	
Long Term Liabilities	
Long Term Notes Payable	232,879
Total Long Term Liabilities	232,879
Total Liabilities	232,879
Equity	
Legal Reserve	
Membership Capital	
Member's Additional Contributions	1,000
Retained Earnings	
Net Income	
Total Equity	1,000
TOTAL LIABILITIES & EQUITY	233,879

statement # 2

cash flow statement

For the period ending on February 28, 2018

In US Dollars

	Year	
	2017 / 2018	% Over Income
P&L ACCOUNTS	-	
Total Income	-	
Cost of Sales	-	
Gross Profit	-	
General Expense	-	
Total Operative Expenses	-	
Total Marketing & Sales	-	
Total Administrative Expenses	-	
Total Human Resources	-	
Total General Expenses	-	
Net Ordinary Income	-	
Net Financial Income	-	
Earnings Before Tax	-	
Income Taxes	-	
Net Income	**-**	
BALANCE SHEET ACCOUNTS	**-**	
OPERATING ACTIVITIES	-	
Non Disbursable Expenses	-	
Results of the Operation	-	
Total Accounts Receivable	-	
Inventories	-	
Total Deferred Expense	-	
Total Accounts Payable	-	
Deferred Income	-	
Cash Flow From Operating Activities	**-**	
INVESTING ACTIVITIES	-	
Total Notes Receivable	-	
Total Property, Plant & Equipment	-	
Investments	(233,879)	
Total Notes Receivable - Long Term	-	
Cash Flow From Investing Activities	**(233,879)**	
FINANCING ACTIVITIES	-	
Credit Cards	-	
Total Notes Payable - Short Term	-	
Total Notes Payable - Long Term	232,879	
Capital in Stocks	1,000	
Members Contributions	-	
Retained Earnings	-	
Exchange Rate	-	
Cash Flow From Financing Activities	**233,879**	

statement # 3

statement of changes in net equity

Solar Si Costa Rica LLC

Statement of Changes in Net Equity

For the period ending on February 28, 2018

In US Dollars

Description	Membership Capital	Members' Contributions	Retained Earnings	Legal Reserve	Total Equity
Balance as of September 30, 2017	-	-	-	-	-
Activity of the period	-	1,000	-	-	**1,000**
Balance as of February 28, 2018	**-**	**1,000**	**-**	**-**	**1,000**